United States securities and exchange commission logo





                            April 19, 2022

       Brett Asnas
       Chief Financial Officer
       Safehold Inc.
       1114 Avenue of the Americas, 39th Floor
       New York, NY 10036

                                                        Re: Safehold Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-38122

       Dear Mr. Asnas:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Net Investment in Sales-type Leases and Ground Lease Receivables, page
45

   1. We note you account for certain ground leases as sales-type leases. Please tell us how you considered the guidance
in ASC 842-10-25-2 in your determination that these ground
                                                        leases shall be
classified as sales-type leases. Specifically, please clarify for us which criterion or criteria
were met.
 Brett Asnas
Safehold Inc.
April 19, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameBrett Asnas                             Sincerely,
Comapany NameSafehold Inc.
                                                          Division of
Corporation Finance
April 19, 2022 Page 2                                     Office of Real Estate
& Construction
FirstName LastName